Exhibit 4.1

SERVICE AGREEMENT

between

NATIONAL WESTMINSTER BANK PLC

and

ALISON ROSE-SLADE

National Westminster Bank Plc

250 Bishopsgate

London

EC2M 4AA

SERVICE AGREEMENT

between

NATIONAL WESTMINSTER BANK PLC, with registered number 929027 and having its registered office at 250 Bishopsgate, London, EC2M 4AA (the “Company”)

and

ALISON ROSE-SLADE [REDACTED] (the “Executive”).

THE AGREEMENT BETWEEN THE PARTIES IS AS FOLLOWS:-

1.            Interpretation

1.1.     In this service agreement (the “Agreement”), the following definitions apply:

1.1.1.                    “Board” means the board of directors of the Companies or any duly authorised committee of the Board;

1.1.2.                     “Companies” means the Company, The Royal Bank of Scotland Group plc, NatWest Holdings Limited, The Royal Bank of Scotland plc and Ulster Bank Limited;

1.1.3.                    “Group” means the Company, any holding company or undertaking of the Company and any subsidiaries and subsidiary undertakings of the Company or such holding company or undertaking, where the terms “subsidiary”, “subsidiary undertaking” and “holding company” are as defined in sections 1159 and 1162 of the Companies Act 2006;

1.1.4.                    “Group Company” means any company within the Group or in respect of which the Group exercises management control, including joint venture operations; and

1.1.5.                    “Group Performance and Remuneration Committee” means the performance and remuneration committee of The Royal Bank of Scotland Group plc, or any committee empowered in substitution for the Group Performance and Remuneration Committee.

1.2.       In this Agreement:

1.2.1.                    references to statutes, rules or regulations or their provisions will also include amendments, extensions, consolidations or replacements and will also be taken to refer to any orders or regulations, instruments and subordinate legislation;

1.2.2.                    unless the context requires otherwise, words in the singular include the plural and the words in the plural include the singular;

1.2.3.                    unless otherwise stated, references to clauses and sub-clauses are references to clauses and sub-clauses of this Agreement and references to clauses will be deemed to include references to the sub-clauses of that clause; and

1.2.4.                    the headings to clauses are for convenience only and will not affect the construction or interpretation of this Agreement.

2.            Position

2.1.                            The Executive will be employed as the Chief Executive of the Companies, and the Executive agrees to accept that position on the terms and conditions set out in this Agreement.  In addition to the Executive’s normal responsibilities the Executive will also be a member of the Group Executive Committee, and the NatWest Holdings Limited Executive Committee.   Subject to clause 4.5 below the Executive will also become an Executive Director of the Companies.

2.2.                            The Executive warrants that entering into this Agreement will not result in the Executive being in breach of any express or implied term of any contract or other obligation binding on the Executive.

2.3.                            It is a condition of the Executive’s appointment and continued employment that the Executive satisfies (and continues to satisfy) all relevant requirements, qualifications, recommendations, rules and regulations, as amended from time to time (including any such requirements, recommendations, rules and regulations regarding handover arrangements), of (i) any regulatory body whose consent is required to enable the Executive to undertake (or continue to undertake) the Executive’s duties, (ii) the UK Listing Authority; (iii) all other regulatory authorities relevant to the Company or any Group Company; and (iv) any internal policies and procedures of the Company or any Group Company (including the code of conduct) to the extent these are issued or implemented pursuant to regulatory requirements.

2.4.                            The Executive is required to attain any standards and qualifications and/or pass any assessments and/or training (whether internal or external) considered necessary by the Group to meet any requirements imposed on it, including those imposed by a regulatory authority.  The Executive will be provided with details of such standards and requirements separately.  In the event that the Executive fails to meet this requirement, the Company may terminate the Executive’s employment in accordance with the provisions of clause 23 below.

3.            Start date

3.1.       The Executive’s employment under this Agreement will commence on 1 November 2019.  The Executive’s continuous employment with the Company commenced on 29 October 1992.

4.            Duties

4.1.                            The Executive will report to the Chairman (acting on behalf of the Board) and to the Board directly who shall be referred to in this Agreement as the Executive’s “line manager”.

4.2.                            During the Executive’s employment the Executive will:

4.2.1.                     faithfully, efficiently, competently and diligently perform such duties and exercise such powers, authorities and discretions as may be assigned to or vested in the Executive by the Executive’s line manager;

4.2.2.                     comply with the Group’s rules, policies and regulations (as amended from time to time) and obey all reasonable and lawful directions given by or under the authority of the Executive’s line manager;

4.2.3.                     comply with the terms of the Group’s code of conduct (as amended from time to time);

4.2.4.                     not do anything prejudicial to the interests and reputation of the Group and will promote and extend the business of the Group and protect and further its interests and reputation; and

4.2.5.                     other than in the proper performance of the Executive’s duties, not introduce to any other person, firm or corporation, business of a kind in which the Company or any Group Company is for the time being engaged or capable of becoming engaged or with which the Company or Group Company is able to deal in the course of its business.

4.3.                            Additionally, the Executive may be required from time to time to undertake such other duties as the Board considers necessary to meet the needs of the business.  The Executive may also be required to perform services for any Group Company and may be required to undertake the role and duties of an officer or director of the Company or any Group Company.  No additional remuneration will be paid in respect of these appointments and the Executive will, at the request of the Company or relevant Group Company, immediately resign from any such office without claim for compensation.

4.4.                            Notwithstanding the provisions of clause 4.3 above, the Executive will not be required to perform any duties that the Executive cannot reasonably be expected to perform or that are not commensurate with the Executive’s skills and experience.

4.5.                            The duties of the Executive as an officer or director of the Company or of any Group Company will be subject to the Articles of Association (or equivalent) of the relevant company and will be separate from and additional to the Executive’s duties under this Agreement.  If the Executive ceases to be an officer or director of the Company or of any Group Company (otherwise than by resignation from employment, termination by the Company of the Executive’s employment under this Agreement or where the Executive is prohibited by law from acting as an officer or director of the relevant company), this Agreement will remain in force and the parties agree that in such circumstances the Executive will not be entitled to any compensation in respect of the loss of office.

4.6.                            The Executive’s performance and discharge of the Executive’s duties and responsibilities under this Agreement will be the subject of regular review, the purpose of which is to assess performance during the period under review and set agreed performance standards for future review periods.  In the event that, in the opinion of the Board or such other person or body as the Board may nominate, the Executive fails to achieve the agreed performance standards, the Company may terminate the Executive’s employment in accordance with the provisions of clause 23 below.

4.7.                            The Executive will at all times (whether during or after the Executive’s employment), promptly and within the timescale specified, and in the manner requested, give to the Board and to the Group’s auditors or other professional advisers for the time being all such information, explanations, data, testimony and assistance as they may reasonably require in connection with any business, investigations or other proceedings relating to or affecting the Company or any Group Company with which the Executive has been involved during the Executive’s employment with the Company.

5.            Outside interests

5.1.                             During the Executive’s employment with the Company the Executive will not (except with the prior written consent of the Executive’s line manager) be directly or indirectly employed, engaged, concerned or interested in any business, trade, profession or organisation other than a Group Company.  Nothing in this clause 5.1 will prevent the Executive holding or being interested in investments (quoted or unquoted) not representing more than two per cent of the issued equity capital or any other class of share or debenture capital of any one company, unless that company is a direct business competitor of the Company or any Group Company, in which case the Executive will require the prior consent of the Executive’s line manager to the acquisition or variation of such holding.

5.2.                             Other than in the proper performance of the Executive’s normal duties, the Executive will not, without the consent of the Executive’s line manager, give lectures, speak in public or publish anything in any form or medium relating to the affairs of the Group.

6.            Place of work

6.1.                            The Executive will normally work in London at the Company’s Bishopsgate offices but may be required to travel elsewhere in the world in the performance of the Executive’s duties.

6.2.                            The Executive may be required to relocate temporarily or permanently to any other location as may be reasonably specified by the Company, in which case the Company will aim to give a minimum of four weeks’ notice of the move and reasonable travel, subsistence and relocation expenses will be paid by the Company in accordance with the relevant policies and procedures in force at the time.

7.            Hours of work

7.1.       This is a full time position, and the Executive will work such hours as are necessary to perform the Executive’s duties to the standard required by the Company.  It should be noted that the Company’s normal hours of business are from 9.00 a.m. to 5.00 p.m. Monday to Friday.

8.            Remuneration

8.1.       The total fixed remuneration payable by the Company to the Executive (the “ValueAccount”) is £1,236,250 (One Million, Two Hundred and Thirty Six Thousand, Two Hundred and Fifty Pounds) per annum, which includes a basic salary of £1,100,000 (One Million, One Hundred Thousand Pounds), and benefit and pension funding of £136,250.

8.2.       ValueAccount will be reviewed annually, with any adjustments taking effect from 1 April unless otherwise specified by the Company.  The Company is not obliged to increase the ValueAccount at any review.

8.3.       The Salary Element is used to calculate certain benefits directly linked to salary and to calculate severance payments, including redundancy payments.

8.4.       The Executive will be eligible to participate in any flexible benefits scheme that the Company may operate, subject to the rules of that scheme (as amended from time to time).  An element of the benefit funding will be used to fund certain core benefits, such as life cover and disability cover, as appropriate.  Any residual benefit funding may be taken in cash or used by the Executive to select optional benefits.  Details of the benefits scheme are available from the Company on request.

8.5.       The Executive may elect to use some or all of the pension funding to contribute to an approved pension plan as set out in clause 13.  Any residual pension funding may be taken in cash.

8.6.       The ValueAccount (less appropriate deductions) will be paid directly into the Executive’s bank account in equal monthly instalments on the 18th day of each month (or, where the 18th day falls on a weekend or bank holiday, on the nearest preceding working day).  Payments will be made partly in advance and partly in arrears, to cover the whole of the relevant calendar month.

8.7.       The total fixed remuneration for the role of Chief Executive of the Companies includes a role based allowance, payable in such form, at such intervals and subject to such conditions as the Group Performance and Remuneration Committee, or the Board of The Royal Bank of Scotland Group plc, may in its absolute discretion specify from time to time.  Further details of this allowance will be provided separately.

9.            Deductions

9.1.       The Group may at any time during the Executive’s employment or on its termination deduct from the Executive’s remuneration any sums owed by the Executive to the

Company or any Group Company, including but not limited to any overpayment made and/or any outstanding loans, advances, relocation expenses, any costs (including legal costs) incurred by the Company in repairing any damage or loss caused by the Executive to the Company’s property (including Intellectual Property), or any salary paid to the Executive in respect of excess annual leave.

10.    Incentive plans

10.1.                    The Executive will be eligible to be considered for discretionary awards under such incentive plans as are agreed from time to time by the Group Performance and Remuneration Committee, or the Board of The Royal Bank of Scotland Group plc, subject to the rules of those plans and the terms of the Group’s remuneration policy as amended from time to time.

10.2.                    Any awards made to the Executive under an incentive plan will be discretionary and will not form part of the Executive’s contractual remuneration under this Agreement.  In addition, such awards will be contingent on sustainable and risk-adjusted performance, and will be subject to forfeiture, reduction and recovery in accordance with the rules of the relevant plans and related policies, the Group’s remuneration policy and all relevant regulatory requirements, recommendations and rules.

10.3.                    The exercise of discretion by the Group to make an award to the Executive under an incentive plan in respect of one financial year or other period will not bind the Group or act as a precedent for the exercise of discretion at any subsequent time.

10.4.                    If, on or before the date when an award under an incentive plan might otherwise have been granted, the Executive’s employment has terminated or either party has given notice under this Agreement to terminate the Executive’s employment, the Executive will have no entitlement under this Agreement to be considered for any such award.

10.5.                    The Group reserves the right to change the rules of any incentive plans, or to cancel such plans, at any time without prior notice.  In the event of any conflict, the rules of any relevant incentive plan (as amended from time to time) will take precedence over the terms of this Agreement.

11.    Expenses

11.1.                    The Group will reimburse the Executive for all reasonable out-of-pocket expenses properly incurred in the performance of the Executive’s duties, subject to the Executive producing all relevant receipts or other satisfactory evidence and the

Executive’s compliance with the Group’s travel and expenses policy as amended from time to time.

12.    Dealing in investments

12.1.       The Executive agrees to comply with the Group’s Personal Account Dealing Policy (and equivalent business or function rules where applicable).  The Group also operates open trading windows outside of which the Executive will not be permitted to deal in shares in The Royal Bank of Scotland Group plc (“Group Shares”).  Failure to abide by these rules will constitute serious misconduct for the purposes of any disciplinary action and may lead to criminal proceedings and/or the termination of the Executive’s employment without notice.

12.2.                    As an Executive Director and member of the Group Executive Committee, the Executive is also subject to a minimum shareholding requirement in respect of Group Shares.  During the Executive’s employment the Executive is required to build up and maintain a minimum shareholding of Group Shares in accordance with the Executive Directors’ Remuneration Policy in force from time to time (the “Shareholding Requirement”).

12.3.                    The Executive’s progress against attaining the Shareholding Requirement will be monitored periodically by the Group Performance and Remuneration Committee. The Executive shall not during their employment dispose of any Group Shares needed to attain the Shareholding Requirement without prior approval to be obtained in accordance with the requirements of the Personal Account Dealing Policy (save for any reduction in holding required to meet any liability to taxation or social security contributions or other appropriate levies due in respect of such holding).

12.4.                    The Executive also agrees to comply with any post-cessation Shareholding Requirement that the Group may introduce from time to time (an “Exit Shareholding Requirement”). The terms of the Exit Shareholding Requirement would be set out in the Executive Directors’ Remuneration Policy, as approved by shareholders of The Royal Bank of Scotland Group plc. The Exit Shareholding Requirement would apply for a defined period of time following the Termination Date, as defined in clause 26.1.1.

12.5.                    The Group Performance and Remuneration Committee may require the      Executive to hold Group Shares subject to the Shareholding Requirement and Exit Shareholding Requirement in a designated nominee account (“Nominee”).

12.6.                    In the case of any dispute or disagreement about whether the Shareholding Requirement and/or Exit Shareholding Requirement has been attained, the decision of the Group Performance and Remuneration Committee (or its delegates) shall be final and binding.

12.7.                    The Board of The Royal Bank of Scotland Group plc reserves the right at its absolute discretion to make changes to the Shareholding Requirement and the Exit Shareholding Requirement from time to time, either by way of individual notice to the Executive or general notice to members of the Group Executive Committee.

12.8.                    Nothing in clauses 12.2 to 12.7 of this Agreement shall in any way limit or prevent the operation of forfeiture, reduction and recovery (including clawback) in accordance with clause 10 of this Agreement and/or all applicable incentive plans from time to time.

13.    Pension and life cover

13.1.                    The Executive will continue to be a member of The Royal Bank of Scotland Group Retirement Savings Plan (the “RSP”) or such other pension arrangement as the Group and/or the Company decides.  The Executive will be able to amend the contribution rate at any time through the Company’s flexible benefits scheme.

13.2.                    The RSP is not contracted out of the State Second Pension and no contracting out certificate is required.  Further details about the RSP are available from the Company on request.

13.3.                    The Executive will be provided with life cover as a core benefit under the Company’s flexible benefits scheme. The cost of this benefit will be deducted from the Executive’s ValueAccount.

14.    Annual leave

14.1.                    The Executive will be entitled to paid annual leave, subject to the undernoted conditions:

14.1.1.             The Executive will be entitled to 30 working days’ leave each year, to be taken at such time or times as the Executive  requests and agrees in advance with the Company, plus a further eight days to be taken on the usual public holidays.  The Company reserves the right to request the Executive to work on public holidays in return for which the Executive will be entitled to time off in lieu, equal to the period worked, to be taken at another time.

14.1.2.             The Company’s holiday year runs from 1 January to 31 December inclusive.

14.1.3.             If the Executive’s employment commences or terminates part way through the Company’s holiday year, annual leave entitlement will be assessed on a pro rata basis for each complete month of service during the Company’s holiday year.

14.1.4.             The Executive may carry over a maximum of five days’ unused annual leave entitlement from one year to the next, but only with the prior written consent of the Company.

14.2.                    Upon termination of the Executive’s employment, the Executive will be entitled to payment in respect of any accrued unused annual leave entitlement, except where the Executive’s employment is terminated by the Company for misconduct or gross misconduct, in which case only accrued unused statutory annual leave will be paid.

14.3.                    Upon termination of the Executive’s employment, the Executive will repay to the Company any salary received for annual leave taken by the Executive in excess of the Executive’s accrued entitlement.  The Executive agrees that any sums due to the Company by the Executive may be deducted by the Company from any monies owed to the Executive, all in accordance with clause 9 above.

14.4.                    During any period of notice, whether notice is issued by the Company or the Executive, and whether or not the period of notice is worked or spent on Garden Leave (as defined in clause 24.1.2 below), the Executive will be required to take all accrued and outstanding annual leave entitlement at times to be agreed with the Company.  However, the Company retains the discretion to release the Executive from this obligation and to make a payment in lieu of such outstanding entitlement or any part of such entitlement.

15.    Sickness absence

15.1.                    There is no contractual right to payment in respect of any period of absence due to sickness or injury, and any such payments will be made at the Company’s discretion in accordance with any sickness absence policy and procedures in operation at the time of the relevant absence.

15.2.                    The Executive will also be eligible to be considered on a discretionary basis for cover under the rules of the Company’s Disability Cover scheme (as amended from time to time).  If the Executive is incapable of performing the Executive’s duties because of injuries sustained wholly or partly as a result of actionable negligence, nuisance or breach of any statutory duty on the part of any person other than a Group Company (a “Third Party”), or if the Executive is covered by any health or other insurance scheme (an “Insurance Policy”), all payments made to the Executive under clause 15.1 above will (to the extent that compensation for loss of earnings is recoverable from the Third Party or under the Insurance Policy) constitute loans by the Company (or by any Group Company from whom the Company may have procured payment of the Executive’s remuneration) to the Executive and will require to be repaid when the Executive recovers compensation for loss of earnings from the Third Party by action or otherwise or under the Insurance Policy.

15.3.                    Without prejudice to the provisions of clause 15.2 above, in the event that the Executive has been incapacitated from performing the Executive’s duties by reason of injuries sustained wholly or partly as a result of actionable negligence or as a result of matters which are covered by an Insurance Policy, the Company will be entitled to require the Executive either:-

15.3.1.             (subject to the Company agreeing to indemnify the Executive against all reasonable legal expenses) to raise legal proceedings to enforce the Executive’s rights against any Third Party who has committed such an actionable negligence against the Executive and/or to pursue a claim under the Insurance Policy; or

15.3.2.             to assign to the Company or any Group Company the Executive’s right to raise legal proceedings to recover from such Third Party and/or the relevant insurance company compensation for any loss of earnings sustained by the Executive.

15.4.               The Executive will at any time (including during any period of incapacity) at the request and expense of the Company submit to medical examinations by a medical practitioner nominated by the Company.  The results will, subject to the provisions of the Access to Medical Reports Act 1988, be disclosed to the Company.

16.    Confidentiality

16.1.                    The Executive will treat as strictly confidential the business affairs and trade secrets of the Company and the Group and any information about or provided by any third party that the Executive receives at any time as a result of the Executive’s employment.

16.2.                    For the purposes of this Agreement, “Confidential Information” means any knowledge about the commercial affairs and business transactions of the Company and the Group including, but not limited to, information about customers, clients, advisers, regulators, employees or suppliers (whether former, actual or potential), contracts, pricing structures, financial and marketing details, terms of business, proposed transactions, business plans, premises, assets, internal communications, Intellectual Property (as defined in clause 18 below), technical systems and data, designs, formulae, product lines, projects, operational procedures, research activities, negotiating positions, forward planning, technical and product developments, accounts, finances, computer software and general know-how of the Company or the Group.  Confidential Information also includes, without limitation:-

16.2.1.                      information relating directly or indirectly to particular securities or issuers of such securities (including both Group Companies and third parties), which would, if generally available, be likely to have an effect on the price of such securities or any related investments (“Price-Sensitive Information”);

16.2.2.                      any information contained in documents marked “confidential”, or documents of a higher security classification, and other information that, because of its nature or the circumstances in which the Executive receives it, the Executive should reasonably consider to be confidential; and

16.2.3.                      confidential information (howsoever obtained) about or provided by any third party and received during the course of or as a result of the Executive’s employment.

16.3.                    The Company reserves the right to modify the categories of Confidential Information from time to time.

16.4.                    The obligations contained in this clause 16 will not apply:

16.4.1.             to information or knowledge that is already in the public domain, other than by way of unauthorised use or disclosure (whether by the Executive or a third party);

16.4.2.             where the Executive’s use or disclosure of the information has been expressly authorised in writing by the Company;

16.4.3.             to any information that the Executive discloses in accordance with applicable public interest disclosure legislation; or

16.4.4.             to any information that is required to be disclosed in accordance with an order of a court of competent jurisdiction.

16.5.                    The Executive will exercise all due care and diligence and will take all reasonable steps to prevent the publication or disclosure of any Confidential Information.  Subject to the need to use or disclose Confidential Information in the proper performance of the Executive’s duties, the Executive will not, whether prior to, during or after the Executive’s employment, and whether on the Executive’s own behalf or in any capacity or on behalf of any other person, firm, company or organisation, disclose or allow to be disclosed to any person or organisation or use for the Executive’s own benefit or for the benefit of any third party, any Confidential Information.  The Executive will use the Executive’s best endeavours to prevent the disclosure of any Confidential Information and will inform the Company immediately of any instances of disclosure of which the Executive becomes aware.  For the avoidance of doubt, ‘disclosure’ includes (but is not limited to) disclosure on the internet or through similar means or media including any social media.  In relation to Price-Sensitive Information, the Executive will also ensure that any disclosure, if required in the proper performance of the Executive’s duties, is made in a manner compliant with applicable laws and regulations and Group procedures relating to the disclosure of such information.

16.6.                    Any breach by the Executive of the provisions of this clause 16 will be regarded by the Company as a serious disciplinary matter and may, if committed while the Executive is employed by the Company, result in disciplinary action being taken against the Executive, up to and including dismissal without notice.  If such a breach is committed prior to the commencement of the Executive’s employment, it may result in the Executive’s offer of employment being withdrawn without notice or payment in lieu of notice.  Any such breach may also lead to criminal proceedings.

16.7.                    The Executive acknowledges that maintaining absolute confidentiality is crucial to the Group, and the Group’s business depends on the discretion of its employees.  The Executive agrees that the undertakings in this clause 16 are reasonable and necessary to protect the legitimate business interests of the Group prior to, during and after the termination of the Executive’s employment.

17.    Group property

17.1.                    All reports, files, notes, memoranda, e-mails, accounts, documents or other material (including all notes and memoranda of any Confidential Information as defined in clause 16.2 above and the items referred to in that clause) and any copies created or received by the Executive in connection with the Executive’s employment are and will remain the sole property of the Company or the relevant Group Company and will be surrendered by the Executive on demand by the Company, including in the circumstances set out in clause 25 below.

 17.2.                Other than in the proper performance of the Executive’s normal duties, the Executive is not permitted to make any copy, abstract, summary or précis of the whole or any part of any document belonging to the Group unless the Executive has been authorised to do so by the Company, and the Executive will not at any time use (or permit to be used) any such items other than for the benefit of the Group.

18.    Intellectual property

18.1.                    For the purposes of this Agreement, “Intellectual Property” means patents, rights to inventions, trade marks, service marks, registered designs (including applications for and rights to apply for any of them), unregistered design rights, trade or business names, domain names, rights in get-up, rights in goodwill or to sue for passing off, unfair competition rights, copyright and related rights, rights in computer software, database rights, topography rights, rights in Confidential Information (including know-how and trade secrets) and any similar rights in any country.

18.2.                    All Intellectual Property that the Executive develops or produces in connection with the Executive’s employment duties, or that the Executive derives from any material produced by the Executive or any other employee of the Company or any Group Company in connection with their employment duties, will be owned by the Company absolutely.  The Executive agrees, at the Company’s expense, to sign all documents and carry out all such acts as will be necessary to achieve this.  The Executive waives all moral rights in all Intellectual Property that is or will be owned by the Company as a result of this clause.

19.    Power of attorney

19.1.                    The Executive irrevocably appoints any Board director or the Secretary of the Company to be the Executive’s authorised attorney to do all such things and to execute in the Executive’s name and on the Executive’s behalf all such documents as may be necessary or desirable for the Company to obtain for itself, or its nominees or any Group Company the full benefit of the provisions in clauses 18 and 25.

19.2.                    A letter, signed by any Board director or the Secretary of the Company, certifying that anything has been done or that any document has been executed in accordance with the authority conferred by this clause 19, will be conclusive evidence that such is the case as far as any third party is concerned, save that the Executive may not sign such a letter.

20.    Grievance procedure

20.1.                    If the Executive has a grievance relating directly to the Executive’s employment, the grievance and the basis for it should be raised in writing with the Board, who will then consider it and notify the Executive in writing of the outcome of the grievance and of any action to be taken.  If the Executive considers that the matter remains unresolved, the Executive should raise an appeal with the Chairman of the Board. The decision of the Chairman of the Board will be final and binding on the Executive.

21.    Disciplinary procedure

21.1.                    Without prejudice to the terms of clause 22 below, the Company may take disciplinary action against the Executive for, but not limited to:

21.1.1.             conduct incompatible with the Executive’s status (whether or not during working hours);

21.1.2.             poor attendance;

21.1.3.             any material breach by the Executive of any of the terms and conditions of the Executive’s employment;

21.1.4.             unsatisfactory performance by the Executive of the Executive’s duties;

21.1.5.             failure to comply with the condition referred to at clause 2.3 above; or

21.1.6.             failure to attain any standards or qualifications and/or pass any assessments referred to at clause 2.4 above.

21.2.                    Such disciplinary action may include a verbal or written warning (including a final written warning), suspension with pay or dismissal with or without notice.

21.3.                    The Company’s general disciplinary procedure does not apply to the Executive’s employment under this Agreement.

21.4.                    The Company may suspend the Executive with pay and benefits to enable the Board (or the Board’s nominated deputy) to carry out an investigation into any matter in respect of which it is considering taking disciplinary action against the Executive, or for any other good reason.

21.5.                    After the investigation, the Board (or the Board’s nominated deputy) will write to the Executive setting out the alleged conduct and basis for the disciplinary action and inviting the Executive to a meeting to discuss the matter.

21.6.                    After the meeting, the Board (or the Board’s nominated deputy) will write to the Executive advising of the outcome, and of any disciplinary sanction to be imposed.

21.7.                    If the Executive is unhappy with the outcome, the Executive may appeal the decision in writing to the Chairman of the Board, whose decision will be final and binding on the Executive.

21.8.                    For the purposes of this clause 21, the following non-exhaustive list contains examples of conduct that will be treated as gross misconduct and will likely lead to the dismissal of the Executive without notice:

21.8.1.             theft;

21.8.2.             damage to Group property;

21.8.3.             misuse of Group property or resources, including computers and any other part of the Company’s telecommunication system;

21.8.4.             fraud;

21.8.5.             incapacity for work due to being under the influence of alcohol or illegal drugs;

21.8.6.             physical assault;

21.8.7.             gross insubordination; and

21.8.8.             serious harassment on any grounds.

22.    Termination without notice

22.1.                    Notwithstanding the provisions of clauses 21 and 23 of this Agreement, the Company will (without prejudice to its other rights and remedies) be entitled to dismiss the Executive without notice or payment in lieu of notice if, in the opinion of the Company, the Executive:

22.1.1.             commits any serious or persistent breach of the Executive’s duties, refuses or neglects to comply with any material term of this Agreement, refuses or neglects to comply with any reasonable order or direction given to the Executive by the Company, or is guilty of any gross default or incompetence or misconduct in connection with or affecting the business of the Company, or acts (whether or not in connection with the Executive’s employment) in a manner that, in the opinion of the Company, is prejudicial to the Company or may bring the Executive or the Company into disrepute;

22.1.2.             is guilty of dishonesty, gross incompetence, wilful neglect of duty, or of mismanagement of the Executive’s financial affairs through failure to observe rules and procedures for the operation of bank accounts and/or borrowing;

22.1.3.             is found guilty of any criminal offence (other than a minor offence under the Road Traffic Acts that does not result in imprisonment) whether or not in connection with the Executive’s employment;

22.1.4.             becomes a patient for any purpose under any statute relating to mental health;

22.1.5.             is declared bankrupt or takes advantage of any statute for the time being in force offering relief to insolvent debtors;

22.1.6.             resigns as an officer of the Company or any Group Company without the agreement of the Board;

22.1.7.             as the result of any default on the part of the Executive, is prohibited by law from acting as an officer of the Company or any Group Company; or

22.1.8.             fails or ceases to meet the requirements of any regulatory body whose consent is required to enable the Executive to undertake the Executive’s duties under this Agreement, or is guilty of a serious breach of the rules and regulations (as amended from time to time) of any such regulatory body.

22.2.                    Notwithstanding the provisions of clauses 21 and 23 of this Agreement, the Executive agrees that the Executive will have no remedy against the Company if the Executive’s employment is terminated by reason of the liquidation of the Company for the purposes of amalgamation or reconstruction, provided that the Executive is offered employment with any concern or undertaking resulting from such amalgamation or reconstruction on terms and conditions that, taken as a whole, are not substantially less favourable than the terms set out in this Agreement.

23.    Termination with notice

23.1.                    The length of notice the Executive is obliged to give the Company when seeking to terminate the Executive’s employment is twelve months.  Notice must be given in writing.

23.2.                    Subject to clauses 21 and 22 above, the length of notice the Executive is entitled to receive from the Company to terminate the Executive’s employment is twelve months.  Notice by the Company will be given in writing.

23.3            Where notice is given by either party to terminate the Executive’s employment, the Company reserves the right in its sole and absolute discretion to terminate the Executive’s employment at any time and with immediate effect by making a payment in lieu of any unexpired period notice, subject to the following:

23.3.1        Any such payment in lieu of notice will represent a payment in lieu of the Salary Element of the Executive’s ValueAccount only.  No payment will be made in respect of any other benefit, including pension funding;

23.3.2        Any such payment in lieu of notice will be released in monthly instalments based on the Executive’s normal Salary Element.  These payments will be made on the Company’s normal pay dates;

23.3.3        Throughout the period the Executive is in receipt of such instalments, the Executive will be obliged to use reasonable endeavours to seek alternative employment or engagement.  If the Executive secures new employment (or any other means of generating income, e.g. a consultancy or directorship or any other engagement or appointment) the Executive must disclose that fact to the Company without delay.  The Executive will have no right to any further payments under this clause 23 (whether in whole or in part) from the date the Executive commences such new employment or engagement; and

23.3.4        Any payment in lieu of notice made pursuant to this clause 23 will be subject to such deductions as the Company is required by law to make.

24                        Change of duties and garden leave during notice period

24.1  At any stage of the Executive’s notice period referred to in clause 23 above (whether notice was given by the Executive or by the Company), the Company may, at its absolute discretion and without being required to give any reasons:-

24.1.1                          alter the Executive’s duties; or

24.1.2                          instruct the Executive to remain away from work on garden leave (“Garden Leave”).

24.2  During any period of Garden Leave:

24.2.1                 the Executive must (save for periods when the Executive is on annual leave, whether pursuant to clause 14.4 or otherwise) be available for work, although the Company is not obliged to provide the Executive with any work;

24.2.2                 the Company will be entitled to require the Executive to perform work at home in relation to matters of which the Executive has knowledge or that fall within the Executive’s field of competence;

24.2.3                 the Executive will be entitled to receive the Executive’s ValueAccount in the normal way, but will not be entitled to any discretionary incentive award in respect of any period of Garden Leave;

24.2.4                 the Executive may not, without the prior written consent of the Company, contact or attempt to contact any client, customer, prospective client or customer, agent, professional adviser, employee, consultant, supplier or broker of the Company or any Group Company in connection with any business carried on by the Company or any Group Company, and will immediately refer to the Company any communications received from any such person in relation to the same;

24.2.5                 the Executive will not be permitted to work for any other organisation or on the Executive’s own behalf without the Company’s prior written consent;

24.2.6                 all other terms and conditions of the Executive’s employment (both express and implied) will remain in full force and effect; and

24.2.7                 the Executive will continue to owe the Group a duty of fidelity and good faith and, if applicable, duties as a fiduciary, in full and to the same extent as existed prior to the period of Garden Leave.

24.3                        The Restricted Period set out in clause 26.1 below will be reduced by any period spent on Garden Leave.

25            Events on termination

25.1                        Upon termination of the Executive’s employment for whatever reason, or at any other time at the request of the Company, the Executive will immediately:

25.1.1                 deliver to the Company, in accordance with its instructions, any Group property in the Executive’s possession or under the Executive’s control (including, but not limited to, any company car (together with all keys and documents relating to it), credit cards, mobile telephone, computer equipment, removable drives, disks, software, passwords, keys, security passes, correspondence, tapes, records, files, films, records, reports, plans, papers (in whatever format, including electronic), Intellectual Property, notes and memoranda of any Confidential Information and all copies of any of the above items made or received by the Executive);

25.1.2                 resign, without claim for compensation, from all directorships and other offices within the Group then held by the Executive, and the Executive hereby irrevocably authorises the Company to appoint some person in the Executive’s name and on the Executive’s behalf to sign any documents and do any things necessary to effect such resignation should the Executive fail to do so; and

25.1.3                 transfer (without payment in return) to the Company or, if requested by the Company, to its nominee, any qualifying or nominee shares registered in the name of the Executive (either solely or jointly) and held by the Executive as nominee, beneficial owner or trustee on behalf of the Company or any Group Company.

25.2                        The Executive will, if so required by the Company, confirm in writing that the Executive has complied with the Executive’s obligations under this clause 25.

26            Restrictions after termination

26.1                        In this clause the following definitions will apply:

26.1.1                 “Termination Date” means the date on which the Executive’s employment ends for whatever reason;

26.1.2                 “Confidential Information” has the meaning given to it in clause 16.2 above;

26.1.3                 “Relevant Period” means the period of 12 months immediately preceding the earlier of (i) the Termination Date and (ii) the date on which the Executive commences any period of Garden Leave in accordance with clause 24.1.2 above;

26.1.4                 “Restricted Period” means the period commencing on the Termination Date and continuing for 12 months (less any time spent away from work on Garden Leave in accordance with clause 24.1.2 above);

26.1.5                 “Business” means those parts of the business carried on at the Termination Date by the Company or any Group Company and with which the Executive was, in the opinion of the Company, involved to a material extent at any time during the Relevant Period;

26.1.6                 “Competitor” means any business that on the Termination Date is, has plans to become, or is likely to be (at any time during the Restricted Period) in competition with the Business;

26.1.7                 “Key Employee” means any person with whom the Executive has had material dealings at any time during the Relevant Period and who was on the Termination Date a director, employee (at appointed, managerial, senior managerial or executive level) or consultant of the Company or any Group Company;

26.1.8                 “Former Key Employee” means any person with whom the Executive has had material dealings at any time during the Relevant Period and who was at any time during that period a director, employee (at appointed, managerial, senior managerial or executive level) or consultant of the Company or any Group Company;

26.1.9                 “Customer” means any person, firm, company, organisation or other entity who or which, at any time during the Relevant Period, was a customer or client of the Company or any Group Company or was in negotiations or discussions about the supply or provision of products or services supplied or provided by the Company or any Group Company, and:-

26.1.9.1              with whom or which, at any time during the Relevant Period, the Executive had business dealings, negotiations or discussions  in the course of the Executive’s employment; or

26.1.9.2              in relation to whom or which the Executive, by reason of the Executive’s employment with the Company, is in possession of any trade secrets or Confidential Information; and

26.1.10         “Relevant Third Party” means any person, firm, company, organisation or other entity who or which, at any time during the Relevant Period, was an investor with, or an exclusive supplier of services to, the Company or any Group Company (other than a supplier of utilities and goods or services for administrative purposes) and:-

26.1.10.1      with whom or which, at any time during the Relevant Period, the Executive had business dealings in the course of the Executive’s employment; or

26.1.10.2      in relation to whom or which the Executive, by reason of the Executive’s employment with the Company, is in possession of any trade secrets or Confidential Information.

26.2                        The Executive agrees and undertakes with the Company (for itself and as trustee and agent for each Group Company), as separate and independent obligations, that the Executive will not at any time during the Restricted Period, without obtaining the prior written consent of the Company, whether on  the Executive’s own account, or for, with or through or on behalf of any other person, company or other entity, directly or indirectly:-

26.2.1                 carry on, be engaged or concerned or interested in, or hold any position as employee, director, officer, consultant, partner, agent or principal in or with, a Competitor;

26.2.2                 in competition with the Business, (a) canvass custom from, solicit or entice away or endeavour to canvass custom from, solicit or entice away the custom or business of any Customer from the Company or any Group Company, or (b) interfere adversely with or endeavour to interfere adversely with the relationship that the Company or any Group Company has with a Customer;

26.2.3                 in competition with the Business, do any business with, accept any orders from, or have any business dealings with a Customer;

26.2.4                 cause or endeavour to cause any Relevant Third Party to either cease investing in or doing business with the Company or any Group Company or materially alter the terms of its investment in, or the terms on which it transacts business with, the Company or any Group Company in a manner that is detrimental to the Company or any Group Company;

26.2.5                 be employed in or have any dealings with any business that has had a trading relationship with the Company or any Group Company in the Relevant Period, in relation to which business, by reason of the Executive’s employment with the Company, the Executive is or may be able to influence the trading relationship between that business and the Company or a Group Company;

26.2.6                 solicit, entice away or induce, or seek to solicit or entice away or induce, (including through any third party such as a recruitment intermediary) a Key Employee to cease working for or providing services to the Company or any Group Company, whether or not such Key Employee would thereby commit a breach of contract; or

26.2.7                 solicit, entice or induce, or seek to solicit, entice or induce (including through any third party such as a recruitment intermediary), a Former Key Employee to take up employment with or provide services to a Competitor, whether or not such Former Key Employee would thereby commit a breach of contract.

26.3                        Nothing in this clause 26 shall preclude the Executive from holding not more than 5% of any class of issued shares or other securities which are listed or dealt in on any recognized stock exchange by way of bona fide investment only.

26.4                        The Executive agrees and acknowledges that the restrictions contained in clause 16 (Confidentiality), clause 17 (Group property), clause 24 (Change of duties and garden leave during notice period), clause 25 (Events on termination) and clause 26 (Restrictions after termination) of this Agreement are reasonable and necessary to protect the business and the Confidential Information of the Company and the Group and that the benefits the Executive receives under this Agreement are sufficient compensation for these restrictions.  The Executive further acknowledges and agrees that if any such restriction or restrictions are together or individually found to be void or unenforceable, but would be valid and effective if some part or parts of them were deleted or otherwise amended, the restriction or restrictions will apply with any deletions or amendments necessary to make it or them valid, effective and enforceable.  The parties also agree that the restrictions set out in this clause are separate and severable and enforceable as such, and that if any restriction is determined as being unenforceable in whole or in part for any reason, that will not affect the enforceability of the remaining restrictions or, in the case of part of a restriction being unenforceable, the remainder of that restriction.

26.5                        The Executive will not, following the termination of the Executive’s employment with the Company, represent or maintain to any third party (either directly or indirectly and whether by act or omission) that the Executive remains in any way connected with the business of the Company or the Group.

27            Directors’ and officers’ insurance

27.1                        The Executive will, insofar as the law permits, be entitled to the benefit of the directors’ and officers’ insurance policy maintained by the Company from time to time, subject to and in accordance with the terms of any such policy.

28            Privacy

28.1                        The Executive undertakes to comply with the Company’s Privacy and Client Confidentiality Policy and any data protection, privacy and client confidentiality policies, procedures and accountabilities as amended from time to time and any applicable local privacy law.  The Executive acknowledges that breach of this undertaking could lead to disciplinary action being taken against the Executive.

28.2                        The Executive expressly consents to the Company and any Group Company holding and processing personal information (including sensitive personal data) relating to the Executive to the extent necessary or reasonably required for legal, personnel, administrative, financial, regulatory, payroll, management and other purposes relating to the Executive’s employment with the Company or for the proper conduct of the Company’s and/or any Group Company’s business.  The Executive also agrees that the Company and any Group Company may disclose such information to third parties in the event that such disclosure is, in the view of the Company or Group Company, required for the proper conduct of the business of the Company or any Group Company.  This clause applies to information held, used or disclosed in any medium, and whether or not the use or processing of personal information is within the European Economic Area.  Further information about how the Company processes personal information is set out in the Employee Privacy Notice, which is available on the Group’s intranet.

29            Notices

29.1                        Any notice or other communication may be given by either party by personal delivery or prepaid first class mail to the other party at (in the case of the Company) its registered office for the time being marked “For the Attention of the Company Secretary” or (in the case of the Executive) the Executive’s last known usual address, and any such notice will be deemed to have been served (in the case of first class mail) at the expiry of 48 hours after posting, or (in the case of personal delivery) at the time of such delivery.

30            Continuing provisions

30.1                        The termination of this Agreement will not affect the provisions of clause 16 (Confidentiality), clause 17 (Group property), clause 24 (Change of duties and garden leave during notice period), clause 25 (Events on termination) and clause 26 (Restrictions after termination).

31            Whole agreement and severability

31.1                        This Agreement constitutes a written statement of the terms and conditions of the Executive’s employment in accordance with the provisions of the Employment Rights Act 1996.  This Agreement supersedes any previous agreement, whether oral or in writing, between the Executive and the Company in relation to the matters dealt with in the Agreement and represents the entire agreement between the Executive and the Company.

31.2                        The Company reserves the right to make changes to this Agreement from time to time, either by way of individual notice to the Executive or general notice to groups of employees through the Group’s intranet or employee communications.

31.3                        In addition to the terms of this Agreement, the Executive is also required to comply with all other applicable statutory, divisional or company rules, as amended from time to time.

31.4                        The various provisions of this Agreement are severable.  If any of them are held to be invalid or unenforceable in whole or in part this will not affect the validity or enforceability of the remaining provisions of the Agreement or the remaining parts of the relevant provision.

32            Collective agreements

32.1                        There are no collective agreements directly affecting the terms and conditions of the Executive’s employment.

33            Governing law

33.1                        The interpretation and enforcement of this Agreement will be governed by and construed in all respects in accordance with the law of Scotland, and the parties submit to the non-exclusive jurisdiction of the Scottish courts.

Signed for and on behalf of

NATIONAL WESTMINSTER BANK PLC

/s/ Helen Cook

on  19 September 2019 (date)

at   250 Bishopsgate(place)

by Helen Cook, Chief HR Officer

Signed by ALISON ROSE-SLADE	/s/ Alison Rose-Slade

on  31 October 2019 (date)

at   250 Bishopsgate (place)

before the undernoted witness:-

Signature of witness        /s/ Leanne Smith

Name of witness                                Leanne Smith

Address of witness                250 Bishopsgate

London EC2M 4AA

…………………………….